EXHIBIT E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On December 4, 2007, Renan Calheiros resigned as president of the Brazilian Senate immediately before an impeachment vote was scheduled in the Senate. Calheiros had been accused in five different charges before the Ethics Council of the Senate, including of having personal expenses paid for by a construction company. By resigning, Calheiros avoided expulsion by the Brazilian Congress, which could have prevented him from running for elected office for at least eight years. Calheiros has been acquitted from two of the charges, while the rest of the charges were dismissed for lack of evidence.

On December 12, 2007, the Brazilian Congress failed to pass a constitutional amendment that would have extended the provisional financial contribution transaction levy or CPMF. The tax was expected to have raised R$40.0 billion in revenues for the Government or 1.4% GDP.

In January 2008, the Government announced a fiscal package to compensate for the R$40.0 billion revenue loss expected from the CPMF withdrawal. The package included a R$20.0 billion reduction in the federal budget as well as a planned R$10.0 billion increase in revenue from higher taxes on foreign exchange and credit card operations and an increase in the Social Contribution on Net Profits (CSLL) for financial institutions. The Government expected the remaining R$10.0 billion to come from continued above-budget revenue performance. The loss of the CPMF tax was not expected to directly affect the country’s Growth Acceleration Plan or PAC.

The Brazilian Congress did, however, agree to extend until 2011 the Delinking of Central Government Revenues or DRU, which permits the reallocation of 20% of certain tax revenues that the Government would otherwise be required to devote to specific program areas under the Constitution.

On March 11, 2008, the Brazilian Congress appointed a Joint Parliamentary Committee of Inquiry to investigate irregularities in the use of Government issued corporate cards by members of the Federal Public Administration in the administrations of former President Fernando Henrique Cardoso and of President Lula. On April 9, 2008, a Senate Parliamentary Commission of Inquiry was created to investigate these irregularities.

On March 12, 2008, the Ministry of Finance issued a set of measures which aim to contain the appreciation of the real and to stimulate exports. These measures were: (i) the elimination of the Tax on Financial Transactions (“IOF”) on exports, (ii) the reduction of the foreign exchange cover from 70% to 0% (exporters are no longer required to bring resources from exports to the country), and (iii) a recovery of the IOF, with a rate of 1.5% in applications from foreign funds in fixed-income securities and the National Treasury.

The international financial crisis has impacted the availability of international financing lines and has caused liquidity exits from the Brazilian domestic foreign exchange market, particularly in October and November 2008, with impacts on the level and the volatility of the exchange rate. Brazil has been taking a number of steps to address the impact of the international crisis, including monetary policy instruments, direct intervention in the foreign exchange market and other measures.

The Central Bank has take various measures, including:

•	sales of foreign currency in the spot market with a repurchase commitment at an agreed future date,

•	additional regulations regarding the creation of certain foreign currency loans granted by the Central Bank,

•	sale of U.S. dollars in the spot market,

•	agreeing a temporary reciprocal currency arrangement (swap lines) among various central banks and a bilateral currency arrangement with the U.S. Federal Reserve, and

•	easing reserve requirements for Brazilian banks.

The Central Bank also announced that it intends to use international reserves to facilitate loans to Brazilian companies with international debts.

The Government has also announced other measures, including:

•	spending up to R$3 billion for civil construction,

•	authorization for Petrobrás to contract new credits of up to R$8 billion,

•	the FAT (Workers Support Fund) was authorized to release R$5 billion to small enterprises and to family agriculture, and

•	the creation by BNDES of a new R$6 billion credit line for working capital loans.

In terms of taxation, to bolster the economy the Government has announced a R$8.4 billion package of tax cuts, including:

•	temporary reduction by half of the industrialized products (IPI) of cars; this measure will have a bigger benefit for low budget cars,

•	increase in the number of personal income tax brackets from two to five, and

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a reduction in the Tax on Financial Operations (IOF) from 3% to 1.5% (though to compensate the end of the Provisional Contribution on Financial Movement (CPMF), the additional bracket of 0.38% remained in place).

Law No. 11.887, of December 24, 2008, created the Sovereign Fund of Brazil (FSB), an anti-cyclical mechanism whose objective is to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest of Brazil. Provisional Measure No. 452, also of December 24, 2008, authorized Brazil to issue treasury bonds to establish the FSB. As of December 2008, the FSB is valued at R$14.2 billion, or approximately 0.5% of GDP.

Balance of Payments; Foreign Trade; International Reserves

In 2007, Brazil registered an accumulated trade surplus of approximately U.S.$40.0 billion, versus an accumulated trade surplus of approximately U.S.$46.5 billion in 2006. Exports in 2007 totaled U.S.$160.7 billion, a 16.6% increase over 2006, while imports totaled U.S.$120.6 billion, a 32.0% increase from the U.S.$91.4 billion recorded in 2006. The trade balance in 2007 resulted in an accumulated current account surplus of approximately U.S.$3.6 billion, compared to an accumulated surplus of approximately U.S.$13.6 billion in 2006. The accumulated balance of payments surplus was approximately U.S.$87.5 billion in 2007 compared to an accumulated surplus of approximately U.S.$30.6 billion in 2006.

During the first eleven months of 2008, Brazil registered an accumulated current account deficit of approximately U.S.$ 25.8 billion, compared to an accumulated surplus of approximately U.S.$ 2.2 billion for the corresponding period in 2007. The trade balance in the first eleven months of 2008 resulted in an accumulated trade balance surplus of U.S.$22.5 billion while the services and income account showed a deficit of U.S.$ 52.02 billion and the current unilateral transfers account showed a surplus of U.S.$3.8 billion. The balance of payments surplus was approximately U.S.$8.54 billion for the first eleven months of 2008 compared to a surplus of approximately U.S.$84.39 billion for the corresponding period in 2007.

Preliminary trade figures for the month of December 2008 indicate that Brazil registered an accumulated trade surplus of approximately U.S.$2.3 billion versus an accumulated trade surplus of approximately U.S.$3.64 billion for December 2007. Exports during December 2008 totaled U.S.$13.82 billion, 2.9% lower than the U.S.$14.2 billion recorded in December of the previous year. Imports for December 2008 totaled U.S.$11.52 billion, an 8.7% increase from the U.S.$10.6 billion recorded in December of the previous year. During 2008, Brazil registered a trade surplus of approximately U.S.$24.74 billion, versus a trade surplus of approximately U.S.$40.03 billion for 2007. Exports in 2008 totaled U.S.$197.9 billion, a 23.2% increase over 2007 (U.S.$160.65 billion), while imports totaled U.S.$173.2 billion, a 43.6% increase from the U.S.$120.62 billion recorded in 2007.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005, U.S.$85.8 billion on December 29, 2006 and U.S.$180.3 billion on December 31, 2007. On December 29, 2008, Brazil’s international reserves totaled U.S.$207.8 billion.

Gross Domestic Product

Brazil’s GDP grew 5.7% in 2007 relative to the previous year. The agricultural, industrial and services sectors increased by 5.9%, 4.7% and 5.4%, respectively, in 2007 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased by 13.5% in 2007 relative to 2006, largely as a result of an increase in production and in importation of machinery and equipment, while household consumption rose by 6.3% in 2007 using the same base of comparison.

Brazil’s GDP grew 6.4% during the first three quarters of 2008 relative to the corresponding period of 2007. The agricultural, industrial and services sectors increased by 6.7%, 6.5% and 5.5%, respectively, during the first three quarters of 2008 relative to the corresponding period of the previous year. With respect to domestic demand, investments in manufacturing plants, machinery and capital equipment increased by 17.3% during the first three quarters of 2007 relative to the corresponding period of 2006, largely as a result of an increase in production and in importation of machinery and equipment, while household consumption rose by 6.5% during the first three quarters of 2007 relative to the corresponding period of the previous year.

In December 2008, the Central Bank published a revised GDP growth estimate for 2008 of 5.6%. The projection for GDP growth in 2009 was 3.2%.

Prices

The broad consumer rate index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5 in 2007 and 6.39% in the twelve-month period ended November 30, 2008.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 11.2% in the twelve-month period ended November 30, 2008.

The Extended National Consumer Price Index (IPCA) changed by 0.36% in November, 2008. The index was 0.09 percentage points lower than in October 2008 (0.45%) and close to the result registered in November 2007 (0.38%). The index accumulated in the year 2008 (5.61%) was higher than the figure for the year 2007 (3.69%) and the index accumulated in the last twelve months (6.39%) was slightly below the figure for the immediately previous twelve months (6.41%).

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007 and R$2.3370 to U.S.$1.00 on December 30, 2008.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and further to 10.1% in April. The unemployment rate declined from 10.1% in May 2007 to 7.4% in December 2007.

In November 2008, the unemployment rate was estimated to be 7.6% for the group of six metropolitan areas included in the Monthly Employment Survey (São Paulo, Rio de Janeiro. Belo Horizonte, Recife, Salvador and Porto Alegre). In comparison with October 2008 (7.5%), the unemployment rate remained stable, and in relation to November 2007 (8.2%) it decreased by 0.6 percentage points.

Foreign Investment

In 2007, net foreign direct investment totaled approximately U.S.$34.6 billion, compared with approximately U.S.$18.8 billion of such investment registered in 2006.

During the first eleven months of 2008, net foreign direct investment totaled approximately U.S.$36.9 billion, compared with approximately U.S.$33.7 billion of such investment registered during the corresponding period in 2007.

Monetary Policy

After setting the Over/Selic rate target at 11.50% on July 18, 2007, the Central Bank reduced the Over/Selic rate target to 11.25% on September 5, 2007. The Over/Selic rate target had remained unchanged until April 16, 2008, when the Central Bank raised the rate by 50 basis points, to 11.75%.

In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 11.75% to 13.75% between April 16, 2008 and September 10, 2008. On December 10, 2008, the Central Bank maintained the Over/Selic rate at 13.75%, but cited the deceleration in both economic activity and inflation as well as the potential negative effects of the current global economic crisis on external demand and export prices.

Public Finance

On November 30, 2008, Brazil’s accumulated consolidated public sector primary surplus was R$134.8 billion (5.1% of GDP). In 2007, Brazil’s accumulated consolidated public sector primary surplus was R$101.6 billion (4.0% of GDP), compared with the R$90.1 billion (3.9% of GDP) consolidated public sector primary surplus in 2006. The accumulated consolidated public sector nominal deficit on November, 2008 was R$10.7 billion (0.4% of GDP). The accumulated consolidated public sector nominal deficit in 2007 was R$57.9 billion (2.3% of GDP), compared with the R$69.9 billion (3.0% of GDP) consolidated public sector nominal deficit in 2006.

The main fiscal-economic variables considered in the preparation of the preliminary LOA (“PLOA) for 2009 (prepared by the da Silva administration in August of 2008) were based on projected GDP growth for 2009 of 4.5%, inflation of 4.5% (IPCA), a real / U.S. dollar exchange rate of R$1.71 (end of period), and wage growth of 14.08%. Subsequently, with the intensification of the financial crisis in September of 2008, the Government revised the underlying macroeconomic parameters of the PLOA. The data of the Budgetary Law of 2009 sanctioned by President Lula on December 30, 2008 are based on projected GDP growth for 2009 of 3.5%, inflation of 4.5% (IPCA), a real / U.S. dollar exchange rate of R$2.04 (end of period), and wage growth of 12.95%. With the change of these parameters, the Budget Commission revised down the estimate of budgetary income of 2009 (R$3.6 billion less if compared with the PLOA) compensated with a corresponding reduction in expenditures. A contingency of expenditures has not been eliminated and may be announced in January 2009. The Government has emphasized that in case of a greater impact on the Brazilian economy due to the international economic crisis, with negative impact on Government receipts, it is prepared to take the necessary actions to maintain the primary surplus target of 3.8%.

Public Debt

Brazil’s net public sector debt stood at R$1,047.3 billion (34.9% of GDP) on November 30, 2008, compared with R$1,002.5 billion (or 46.5% of GDP) on December 31, 2005, R$1,067.4 billion (or 44.9% of GDP) on December 31, 2006 and R$1,150.4 billion (or 42.8% of GDP) on December 31, 2007. On November 30, 2008, Brazil’s consolidated net public sector external debt was a negative R$414.6 billion (or a negative 13.8% of GDP).

On November 30, 2008, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$13.4 billion (1.1% of all federal domestic debt securities), compared to R$11.6 billion (0.95% of all federal domestic debt securities) on December 31, 2007. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$456.0 billion (36.6% of all federal domestic debt securities) from R$409.0 billion (33.4% of all federal domestic debt securities) on December 31, 2007. By contrast, fixed rate federal domestic debt securities decreased to R$412.2 billion (33.1% of all federal domestic debt securities) from R$482.6 billion (39.4% of all federal domestic debt securities) on December 31, 2007.

On November 30, 2008, the average tenor of Brazil’s federal domestic debt securities was 39.6 months, compared with the average tenor of 33.2 months in December 2002, 31.3 months in December 2003, 28.1 months in December 2004, 27.4 months in December 2005, 31.1 months in December 2006 and 36.5 months in December 2007. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008. Of the R$1,244.4 billion in federal domestic debt securities outstanding on November 30, 2008, 27.2% were scheduled to mature on or before November 30, 2009.

On January 4, 2007, Brazil issued National Treasury Notes, F Series, that mature in 2017 – the longest fixed rate bond issue of the National Treasury in the domestic market. The bonds were issued with a coupon of 12.47% and raised R$267.5 million in cash. The issue follows the announcement by the National Treasury in October 2006 of a new fixed rate bond issuance pattern. According to the new pattern, National Treasury Notes, F Series, or NTN-Fs, will be issued with 3-year, 5-year and 10-year maturities, while National Treasury Letters, or LTNs, will be issued with 6-month, 12-month and 24-month maturities.

During 2008, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program, which started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to US$6.4 billion.